Exhibit 99.1

St. John's, NL – December 7, 2017

FORTIS INC. ANNOUNCES FIRST QUARTER DIVIDENDS - 2018

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX:FTS)(NYSE:FTS) has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on March 1, 2018 to the Shareholders of Record at the close of business on February 15, 2018;

2.	$0.2427 per share on the First Preference Shares, Series "G" of the Corporation, payable on March 1, 2018 to the Shareholders of Record at the close of business on February 15, 2018;

3.	$0.15625 per share on the First Preference Shares, Series "H" of the Corporation, payable on March 1, 2018 to the Shareholders of Record at the close of business on February 15, 2018;

4.	$0.1465625 per share on the First Preference Shares, Series "I" of the Corporation, payable on March 1, 2018 to the Shareholders of Record at the close of business on February 15, 2018;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on March 1, 2018 to the Shareholders of Record at the close of business on February 15, 2018;

6.	$0.2500 per share on the First Preference Shares, Series "K" of the Corporation, payable on March 1, 2018 to the Shareholders of Record at the close of business on February 15, 2018;

7.	$0.25625 per share on the First Preference Shares, Series "M" of the Corporation, payable on March 1, 2018 to the Shareholders of Record at the close of business on February 15, 2018; and

8.	$0.425 per share on the issued and outstanding fully paid Common Shares of the Corporation, payable on March 1, 2018 to the Common Shareholders of record at the close of business on February 15, 2018.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$47 billion as of September 30, 2017. The Corporation's more than 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

END

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

709.737.2900

investorrelations@fortisinc.com

Media Enquiries:

Ms. Karen McCarthy

Director, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com